April 28, 2010

Larry Spirgel, Assistant Director

Jessica Plowgian, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

National Intelligence Association, Inc.

File No. 333-163628

Dear Ms. Plowgain:

National Intelligence Association, Inc. (the “Company”), a Nevada corporation, is pleased advise you that as per our conversation we have updated Amendment No. 4 to the Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on April 8, 2010, to include the requested financial information through February 29, 2010.

In connection with the Company’s Filing, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ James Miller

James Miller, Chief Executive Officer & President